ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 22, 2016	Sarah Clinton T +1 617 951 7375 F +1 617 235 7312 sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Megan Miller

Re:	Blackstone Alternative Alpha Fund (File No. 811-22634), Blackstone Alternative Alpha Fund II (File No. 811-22792), and Blackstone Alternative Alpha Master Fund (File No. 811-22635) (collectively the “Registrants”)

Ladies and Gentlemen:

On December 6, 2016, Ms. Megan Miller (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Sarah Clinton and Teo Larsson-Sax of Ropes & Gray LLP in connection with the Staff’s review, pursuant to the Sarbanes-Oxley Act of 2002, of (i) the annual reports to shareholders of Blackstone Alternative Alpha Fund (“BAAF”), Blackstone Alternative Alpha Fund II (“BAAF II”), and Blackstone Alternative Alpha Master Fund (the “Master Fund”) for the fiscal year ended March 31, 2016, each filed under the Investment Company Act of 1940, as amended (the “1940 Act”), on Form N-CSR (collectively the “Annual Reports”); and (ii) solely in connection with the review of the Annual Reports, the definitive prospectuses for BAAF and BAAF II, each filed pursuant to Rule 497(c) under the Securities Act of 1933, as amended, on July 29, 2016 (collectively the “Prospectuses”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, the responses to the Staff Reviewer’s comments on the Prospectuses and Annual Reports are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Annual Reports.

Prospectuses

1.	Please confirm whether the expenses for the Master Fund’s wholly-owned subsidiary are included in the appropriate line items in the fee tables in the Prospectuses for each of BAAF and BAAF II.

December 22, 2016

Response: The Registrants confirm that the fees and expenses relating to the Master Fund’s wholly-owned subsidiary are included in the “Other Expenses” line item in the fee tables for each of BAAF and BAAF II, with a reference to the inclusion of such fees and expenses in the footnote to that line item.

Annual Reports

2.	In connection with the presentation of the “Distributions to shareholders” in the Statements of Changes in Net Assets and the Financial Highlights, please state separately any distributions to shareholders from (a) investment income; (b) realized gain (loss) on investments; and (c) other sources, as required by Rule 6-09.3 under Regulation S-X.

Response: The Registrants confirm that, in future annual report filings, they will disclose the nature of the distributions to shareholders in the Statements of Changes in Net Assets.

3.	In connection with the Master Fund’s Consolidated Schedule of Investments, please include the acquisition date for each issue of restricted securities pursuant to footnote 6 of Rule 12-12 under Regulation S-X, or explain why this information is not included.

Response: In future annual report filings, the Master Fund will disclose the acquisition date for each investment in restricted securities (including investments in Investee Funds) in the Master Fund’s Consolidated Schedule of Investments.

4.	Please confirm that the Registrants follow the accounting and reporting requirements for investment companies described in FASB Accounting Standards Update No. 2013-08 (June 2013).

Response: The Registrants confirm that they follow the accounting and reporting requirements outlined in FASB Accounting Standards Update No. 2013-08.

5.	It is the Staff’s position that an investment manager’s ability to recoup fees waived or expenses reimbursed with respect to a fund will be limited to a period of three years from the time of the waiver or reimbursement. Please confirm that the Registrants’ policies align with the Staff’s position.

Response: The Registrants confirm that their expense limitation and reimbursement policies are consistent with this position. The Registrants note the disclosure under the caption “Expense Limitation and Reimbursement” in Note 5 in the Notes to Financial Statements for BAAF and BAAF II, which states that BAAF and BAAF II have “agreed to repay the amounts borne by the Investment Manager under the Agreement[s] within the three year period after the Investment Manager bears the expense….”.

December 22, 2016

6.	Please confirm whether there were any fees payable to the Trustees at the end of the reporting period. Please confirm that any such payables to the Trustees will be reported separately in the Statements of Assets and Liabilities in future filings in accordance with Rule 6-04.12(b)(1) under Regulation S-X.

Response: The Registrants confirm that no Registrant had payables outstanding to the Trustees at the end of the reporting period. The Registrants confirm that, in future annual report filings, they will disclose separately any applicable payables to Trustees pursuant to Rule 6-04.12(b)(1) under Regulation S-X.

7.	The Staff notes that the Master Fund may invest in certain promissory notes issued by Investee Funds and, in fact, the Master Fund was invested in a promissory note at the end of the reporting period. Please confirm whether the rates payable on the promissory note were fixed or variable. In connection with the amendments to Rule 12-12 under Regulation S-X set forth in the SEC’s final rule “Investment Company Reporting Modernization” (Release Nos. 33-10231; 34-79095; IC-32314) (the “Modernization Rule”), if the rates on the promissory notes in which the Master Fund invests are variable, in future filings, please consider including in the Schedule of Investments a description of the reference rate and spread and the end of period interest rate, or in a note to the Schedule of Investments, disclosure regarding the end of period reference rate for each reference rate described in the Schedule.

Response: The Master Fund confirms that the promissory note held by the Master Fund at the end of the reporting period was a fixed rate note. To the extent that the Master Fund invests in promissory notes issued by Investee Funds that are variable rate notes after the compliance date for the amendments to Regulation S-X under the Modernization Rule, the Master Fund will consider including the above-referenced information required by the Modernization Rule.

8.	The Staff notes that it is industry practice to disclose certain details regarding repurchase offers (e.g., commencement date, valuation date, amount of shares offered to repurchase, amount of tendered shares) in the Notes to the Financial Statements. Please consider including this information in future annual report filings.

Response: The Registrants believe that the disclosure in their Annual Reports regarding repurchase offers complies with the requirements of Regulation S-X and Form N-CSR. The Registrants note that the value of the shares tendered during the reporting period is reflected in the “Shareholder redemptions” line item in the Statement of Changes in Net Assets and that additional information regarding each Registrant’s repurchase offers is provided in the “Repurchase of Shares” section of the “Fund Terms” item in the Notes to the Financial Statements in each Registrant’s Annual Report. The Registrants further note that the detail referred to by the Staff (e.g., commencement date, valuation date, amount of shares offered to repurchase, amount of tendered shares) is available to the public in the Registrants’ Tender Offer Statements filed pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, on Schedule TO.

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December 22, 2016

Sincerely,

/s/ Sarah Clinton

cc:	Kevin Michel, Esq., Blackstone Alternative Asset Management L.P.
James E. Thomas, Esq., Ropes & Gray LLP